Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Audit Committee
Meta Financial Group, Inc.
Storm Lake, Iowa

We consent to the incorporation by reference in the Meta Financial Group, Inc. Registration Statements on Form S-8 pertaining to the Meta Financial Group Inc. 1995 Stock Option and Incentive Plan (No. 333-22523) and the Meta Financial Group, Inc. 2002 Omnibus Incentive Plan (No. 333-110200, No. 333-141407, and No. 333-151604), of our report dated January 7, 2008 relating to our audit of the consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended September 30, 2007, which appear in the Annual Report on Form 10-K of Meta Financial Group, Inc. as of and for the year ended September 30, 2009.

Des Moines, Iowa
December 10, 2010